Exhibit (g)(5)

AMENDMENT TO CUSTODIAN CONTRACT

This Amendment number two (“Amendment”) is made as of this 8th day of February 2019, between The Commerce Funds (the “Fund”) and State Street Bank and Trust Company (the “Custodian”). The Custodian and the Fund are parties to a Custodian Contract dated December 1, 1994, as previously amended on June 28, 2001 (the “Contract”). Capitalized terms in this Amendment without definition shall have the respective meanings given to them in the Contract. The parties desire to amend the Contract as set forth herein.

NOW THEREFORE, the parties agree as follows:

New Sections 22, 23 and 24 are hereby added to the Contract, as of the effective date of this Amendment, as set forth below.

“Section 22. DATA PRIVACY. The Custodian will implement and maintain a written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and officers that the Custodian receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. The term, “personal information”, as used in this Section, means (a) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (i) Social Security number, (ii) driver’s license number, (iii) state identification card number, (iv) debit or credit card number, (v) financial account number or (vi) personal identification number or password that would permit access to a person’s account, or (b) any combination of any of the foregoing that would allow a person to log onto or access an individual’s account. The term does not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

If the Custodian discovers that unauthorized disclosure of personal information in the possession of the Custodian or its agents has occurred that requires notification to the Fund and the affected individuals under applicable law, then the Custodian will, as soon as practicable, (i) notify the Fund and the affected individuals of such unauthorized disclosure to the extent required by applicable law, (ii) investigate and address the unauthorized disclosure, and (iii) advise the Fund as to the steps being taken that are reasonably designed to prevent future similar unauthorized disclosures. This provision will survive the termination or expiration of the Contract for so long as the Custodian continues to possess or have access to personal information related to the Fund.

Section 23. BUSINESS CONTINUITY/DISASTER RECOVERY. In the event of equipment failure, work stoppage, governmental action, communication disruption or other impossibility of performance beyond the Custodian’s control, the Custodian shall take reasonable steps to minimize service interruptions. The Custodian shall enter into and shall maintain in effect at all times during the term of this Contract with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Fund; and (ii) emergency use of electronic data processing equipment to provide services under this Contract. Upon reasonable request, the Custodian shall discuss with senior management of the Fund any business continuity/disaster recovery plan of the Custodian and/or provide a high-level presentation summarizing such plan.

24. FOREIGN EXCHANGE.

Section 24.1. Generally. Upon receipt of Proper Instructions, which for purposes of this section may also include security trade advices, the Custodian shall facilitate the processing and settlement of foreign exchange transactions. Such foreign exchange transactions do not constitute part of the services provided by the Custodian under this Contract.

Section 24.2. Fund Elections. The Fund (or its Investment Advisor acting on its behalf) may elect to enter into and execute foreign exchange transactions with third parties that are not affiliated with the Custodian, with State Street Global Markets, which is the foreign exchange division of State Street Bank and Trust Company and its affiliated companies (“SSGM”), or with a sub-custodian. Where the Fund or its Investment Advisor gives Proper Instructions for the execution of a foreign exchange transaction using an indirect foreign exchange service described in the Client Publications (defined below), the Fund (or its Investment Advisor) instructs the Custodian, on behalf of the Fund, to direct the execution of such foreign exchange transaction to SSGM or, when the relevant currency is not traded by SSGM, to the applicable sub-custodian. The Custodian shall not have any agency (except as contemplated in preceding sentence), trust or fiduciary obligation to the Fund, its Investment Advisor or any other person in connection with the execution of any foreign exchange transaction. The Custodian shall have no responsibility under this Contract for the selection of the counterparty to, or the method of execution of, any foreign exchange transaction entered into by the Fund (or its Investment Advisor acting on its behalf) or the reasonableness of the execution rate on any such transaction. “Client Publications” means the general client publications of State Street Bank and Trust Company available from time to time to clients and their investment managers.

Section 24.3. Fund Acknowledgement. The Fund acknowledges that in connection with all foreign exchange transactions entered into by the Fund (or its Investment Advisor acting on its behalf) with SSGM or any sub-custodian, SSGM and each such sub-custodian:

(i)	shall be acting in a principal capacity and not as broker, agent or fiduciary to the Fund or its Investment Advisor;

(ii)	shall seek to profit from such foreign exchange transactions, and are entitled to retain and not disclose any such profit to the Fund or its Investment Advisor; and

(iii)

shall enter into such foreign exchange transactions pursuant to the terms and conditions, including pricing or pricing methodology, (a) agreed with the Fund or its Investment Advisor from time to time or (b) in the case of an indirect foreign exchange service, (i) as established by SSGM and set forth in the Client Publications with respect to the particular foreign exchange execution services selected by the Fund or the Investment Advisor or (ii) as established by the sub-custodian from time to time.

Section 24.4. Transactions by State Street. The Custodian or its affiliates, including SSGM, may trade based upon information that is not available to the Fund (or its Investment Advisor acting on its behalf), and may enter into transactions for its own account or the account of clients in the same or opposite direction to the transactions entered into with the Fund (or its Investment Manager), and shall have no obligation, under this Contract, to share such information with or consider the interests of their respective counterparties, including, where applicable, the Fund or the Investment Advisor”.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THE COMMERCE FUNDS		STATE STREET BANK AND TRUST COMPANY

By:	/s/ William R. Schuetter	By:	/s/ Andrew Erickson
Name: William R. Schuetter		Name: Andrew Erickson
Title: President		Title: Executive Vice President